Exhibit 2.1

Confidential Materials omitted and filed separately with the

Securities and Exchange Commission.  Asterisks denote omissions.

PUBLIC DEED

WILMERHALE

Sale and Purchase Agreement

regarding the sale and purchase of all shares in

CURACYTE DISCOVERY
Gesellschaft mit beschränkter Haftung

Notarized by

Dr. Patrick Wamister

Allg. Prot. 2008 / Nr. 75

PUBLIC DEED

Negotiated at Basel (Switzerland) on August 4, 2008

Before me, the undersigned notary public

Dr. Patrick Wamister,

with my offices at Elisabethenstrasse 30, in Basel, Switzerland, appeared today:

1.                             Dr. Andreas Zaby, born on September 15, 1968, German citizen, residing in Leipzig (Germany), identified by means of his valid German identity card by his own statements not acting in his own name but, excluding any personal liability,  acting as a member of the managing board of Curacyte AG, and acting according to the attached copy of the authorization, which conformity with the original presented to me is herewith legalized, on behalf of Dr. Helmut Giersiefen, German citizen, residing in Feldafing (Germany), who is also not acting in his own name but as a second member of the managing board of Curacyte AG,

and

2.                             Dr. Jörg Ritter, born on December 12, 1968, German citizen, residing in Munich (Germany), identified by means of his valid German identity card by his own statements not acting in his own name but, excluding any personal liability,  acting according to the attached copy of the sub-power of attorney, which conformity with the original presented to me is herewith legalized, on behalf of Dr. Helmut Schühsler, Austrian citizen, residing in Munich (Germany), who is also not acting in his own name but as chairman of the supervisory board of Curacyte AG and according to the Annex 1.1 on behalf of the supervisory board of Curacyte AG, all persons mentioned under 1. and 2. therefore acting

on behalf of Curacyte AG, with registered seat in Munich (Germany), registered with the commercial register at the lower court of Munich under HR B 123099,

and

3.                             Dr. Andreas Bremer, born on July 1, 1961, German citizen, residing in Wollerau (Switzerland), identified by means of his valid German passport, by his own statements not acting in his own name but, excluding any personal liability,  acting

a)                                                as managing director with the right to act alone,

on behalf of Lilie 39. V V GmbH (in future: MDCO Acquisition GmbH), with registered seat in Leipzig (Germany), registered with the commercial register at the lower court of Leipzig under HR B 24128,

and

b)                                             according to the power of attorney, presented in form of a copy with the promise, without personal liability, to submit to the notary public the original, which shall be attached to this public deed, on behalf of The Medicines Company, with registered seat in Parsippany (New Jersey, USA).

The notary public furthermore informed the persons appeared that, with the exception of The Medicines Company, he could not identify the parties to this deed and verify the rightfulness of the powers of attorney due to the fact that the signatures on the powers of attorney were not legalized and no legalized extracts of the commercial register were presented.

The Notary advised the persons appearing that a notary who or whose partners in the law firm have formerly acted as legal advisors to one of the parties involved in the matter to be notarised would not be entitled to take office as a notary in the matter at hand pursuant to section 233 subsection 1 (4) of the Introductory Act of the Canton Basel-City relating to the Swiss Civil Code which provision corresponds with the so-called “Vorbefassungsverbot” under the German Notarisation Code (section 3 subsection 1 no. 7). The Notary stated that he himself and his law firm have not been involved in the matter at hand in meaning of the said provisions. The deponents hereto confirm such statement of the Notary.

I, the notary public, have sufficient command of the English language, and was requested to notarize this deed in the English language. From a conversation with the persons appeared, I, the notary public, took evidence that they have sufficient command of the English language to follow and to understand the document here notarized. After having been instructed by the acting notary the persons appeared waived their right to obtain the assistance of a sworn interpreter and to obtain a certified translation hereof.

The appeared persons, acting as indicated, requested the notary public to notarize the following:

Sale and Purchase Agreement

by and among

Curacyte AG,

Grillparzerstr. 14, 81675 Munich, Germany

(the “Seller”)

and

Lilie 39. V V GmbH (in future: MDCO Acquisition GmbH)

Friedrich-List-Platz 1, 04103 Leipzig, Germany

(the “Buyer”)

as well as

The Medicines Company

8 Campus Drive, Parsippany, NJ 07054, USA

(“TMC”)

– only with regard to § 8 (incl. references) of this Agreement –

the Seller and the Buyer hereinafter collectively referred to as the “Parties”, and each of them as a “Party”.

Table of Contents

Index of Definitions	7

Index of Annexes	9

Preamble	11

§ 1 Sale and Transfer of the Discovery Shares	12

§ 2 Fixed Purchase Price	13

§ 3 Additional Purchase Price	14

§ 4 Earn-Out	16

§ 5 Seller’s Guarantees	21

§ 6 Tax Matters	31

§ 7 Remedies for Breach of Seller’s Guaranties	33

§ 8 TMC Guarantee	36

§ 8a Indemnifications/ Reimbursement of expenses	37

§ 9 Regulatory Requirements	38

§ 10 Non-Compete; Non-Solicitation	39

§ 11 Confidentiality; Press Releases	40

§ 12 Assignment of Rights and Obligations	41

§ 13 Costs and Expenses	41

§ 14 Notices	41

§ 15 Governing Law; Arbitration	43

§ 16 Miscellaneous	44

Index of Definitions

Term	Definition

Additional Purchase Price	shall have the meaning ascribed to it in § 3.1.1.

Affiliate(s)	shall have the meaning ascribed to it in § 10.2.

Agreement	shall have the meaning ascribed to it in P6

Bound Parties	shall have the meaning ascribed to it in § 10.2

Business	shall have the meaning ascribed to it in P4

Business Day	shall have the meaning ascribed to it in § 16.1

Buyer	shall have the meaning ascribed to it in the recitals

Combination Product	shall have the meaning ascribed to it in § 4.1

Company Intellectual Property	shall have the meaning ascribed to it in § 5.1.8(b)

Competing Activity	shall have the meaning ascribed to it in § 10.1

CU-2010	shall have the meaning ascribed to it in P4

Deductions	shall have the meaning ascribed to it in § 4.1

Discovery	shall have the meaning ascribed to it in P3

Discovery Shares	shall have the meaning ascribed to it in P3

Financials	shall have the meaning ascribed to it in § 5.1.2

Fixed Purchase Price	shall have the meaning ascribed to it in § 2.1

Generic Competition	shall have the meaning ascribed to it in § 4.1

German Financial Statements	shall have the meaning ascribed to it in § 5.1.2

Grace Period	shall have the meaning ascribed to it in § 3.2

IFRS	shall have the meaning ascribed to it in § 5.1.2

IFRS Financial Statements	shall have the meaning ascribed to it in § 5.1.2

Intellectual Property	shall have the meaning ascribed to it in § 5.1.8(a)

Legal Terms	shall have the meaning ascribed to it in § 16.3

Term	Definition

Material Agreements	shall have the meaning ascribed to it in § 5.1.4

Material Permits	shall have the meaning ascribed to it in § 5.1.10

Net Sale(s)	shall have the meaning ascribed to it in § 4.1

Non-Proceed Notice	shall have the meaning ascribed to it in § 3.1

Notices	shall have the meaning ascribed to it in § 14.1

Notification Event	shall have the meaning ascribed to it in § 3.1

Party/Parties	shall have the meaning ascribed to it in the recitals

Proceed Notice	shall have the meaning ascribed to it in § 3.1

Product	shall have the meaning ascribed to it in § 4.1

Protected Personnel	shall have the meaning ascribed to it in § 10.2

SAB	shall have the meaning ascribed to it in P7

Seller	shall have the meaning ascribed to it in the recitals

Seller’s Account	shall have the meaning ascribed to it in § 2.3

Signing	shall have the meaning ascribed to it in P8

Taxes	shall have the meaning ascribed to it in § 6.1

Third Party Intellectual Property	shall have the meaning ascribed to it in § 5.1.8(b)

Threshold	shall have the meaning ascribed to it in § 7.2.3

TMC	shall have the meaning ascribed to it in the recitals

Transaction	shall have the meaning ascribed to it in P6

Transfer Date	shall have the meaning ascribed to it in § 2.3

Valid Claim	shall have the meaning ascribed to it in § 4.1

Index of Annexes

Annex No.	Content

Annex P4	Description of CU-2010

Annex P7	SAB Declaration

Annex 1.1	Copy of the Approval Resolutions of Seller’s Supervisory Board

Annex 3.1	Notification Letter

Annex 3.1.2(b)	List of Patents and Patent Applications

Annex 4.4	Patent for Earn-Out

Annex 5.1.1(b)	Third Party Rights

Annex 5.1.1(c)	Dividend Payments

Annex 5.1.1(d)/1	List of Corporate Documents

Annex 5.1.1(d)/2	Commercial Register Excerpt

Annex 5.1.2	IFRS Financial Statements

Annex 5.1.3/1	List of Assets

Annex 5.1.3/2	Third Party Rights

Annex 5.1.4	List of Material Agreements

Annex 5.1.5	Litigation Matters

Annex 5.1.6(a)	List of Leases

Annex 5.1.7(d)	List of Laboratory and Pre-clinical Data

Annex 5.1.8(c)/1	List of Intellectual Property

Annex 5.1.8(c)/2	Asset Assignment Agreement

Annex 5.1.9(a)	List of Employees

Annex 5.1.8(h)	List of Administrative Proceedings

Annex 5.1.9(b)	List of Certain Employment Agreements

Annex 5.1.9(d)/1	Variations regarding Employment Agreements

Annex No.	Content

Annex 5.1.9(d)/2	Terminations regarding Employment Agreements

Annex 5.1.10	List of Material Permits

Annex 5.1.11	List of Insurance Policies

Annex 5.1.12	List of Public Subsidies

Annex 5.1.14	Business not in the Ordinary Course of Business

Annex 6.2	Inconsistent Tax Matters; Tax Audits

Annex 8a	Declaration of Joint Liability of Seller; Subsidy Agreement

Preamble

P1.                              The Seller is a stock corporation (Aktiengesellschaft) registered with the commercial register of the local court of Munich under HR B 123099 and having its seat in Munich, Germany.

P2.                              The Buyer is a limited liability company (Gesellschaft mit beschränkter Haftung) registered with the commercial register of the local court of Leipzig under HR B 24128 and having its seat in Leipzig, Germany.

P3.                              Curacyte Discovery GmbH (“Discovery”) is a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany with registered offices in Leipzig, Germany, and registered with the commercial register of the local court of Leipzig under HR B 13920. The registered share capital (Stammkapital) of Discovery amounts to EUR 68,100 (in words: sixty-eight thousand one hundred Euros).

Discovery’s share capital is divided into the following shares, all of which are held by the Seller (the “Discovery Shares”): (i) one share in the nominal amount (Nennwert) of EUR 10,250 (in words: ten thousand two-hundred fifty Euros); (ii) one share in the nominal amount (Nennwert) of EUR 2,600 (in words: two thousand six hundred Euros); (iii) one share in the nominal amount (Nennwert) of EUR 9,450 (in words: nine thousand four hundred fifty Euros); (iv) one share in the nominal amount (Nennwert) of EUR 2,100 (in words: two thousand one hundred Euros); (v) one share in the nominal amount (Nennwert) of EUR 15,800 (in words: fifteen thousand eight hundred Euros); (vi) one share in the nominal amount (Nennwert) of EUR 13,850 (in words: thirteen thousand eight hundred fifty Euros); (vii) one share in the nominal amount (Nennwert) of EUR 1,950 (in words: one thousand nine hundred fifty Euros); (viii) one share in the nominal amount (Nennwert) of EUR 7,800 (in words: seven thousand eight hundred Euros); (ix) one share in the nominal amount (Nennwert) of EUR 1,600 (in words: one thousand six hundred Euros); (x) one share in the nominal amount (Nennwert) of EUR 2,600 (in words: two thousand six hundred Euros); and (xi) one share in the nominal amount (Nennwert) of EUR 100 (in words: one hundred Euros).

Discovery does not hold any participations.

P4.                              Discovery is mainly engaged in the discovery and development of small molecule serine protease inhibitors designed to exhibit their principal action in the human blood for the potential treatment of diverse indications (the “Business”). One inhibitor under the development code “CU-2010” is scheduled to enter clinical development in 2008 for the treatment of blood loss in cardiac surgery; the compound CU-2010 is identified in Annex P4 (“CU-2010”, including, for the avoidance of doubt, any metabolites and prodrugs of such compound and any hydrates, conjugates, salts, esters, isomers or polymorphs of any of the foregoing).

P5.                              Discovery leases premises in Leipzig on the basis of a lease agreement with LGH Leipziger Gewerbehof GmbH & Co. KG.

P6.                              The Seller holds the Discovery Shares.  It has determined to sell the Discovery Shares, and the Buyer wishes to acquire these shares (the “Transaction”) in accordance with the terms and conditions of this agreement (the “Agreement”).

P7.                              Sächsische Aufbaubank (“SAB”) has granted and has committed itself to grant subsidies in the total amount of EUR 6,938,414.13 (in words: six million nine hundred thirty eight thousand four hundred fourteen Euros and thirteen cents) to Discovery.  SAB has irrevocably declared that the subsidies granted to Discovery will not be revoked as a result of the Transaction; a copy of this declaration dated June 23, 2008 is attached hereto as Annex P7.

P8.                              The Seller has agreed to provide certain transitional services to Discovery for a limited period of time after the day of the notarization of this Agreement (the “Signing”) under a separate transitional services agreement to be notarized concurrently with this Agreement.

NOW, THEREFORE, the Parties agree as follows:

§ 1
Sale and Transfer of the Discovery Shares

1.1                               The Seller, upon the terms and conditions of this Agreement, hereby sells (verkauft), and hereby transfers (tritt ab) on the condition of (aufschiebend bedingt) the payment of the Fixed Purchase Price by the Buyer the Discovery Shares to the Buyer, in any case all Shares in Discovery. The Buyer hereby accepts such sale and transfer.  The Seller’s supervisory board has approved the sale and transfer of the Discovery Shares; a copy of the resolution of approval is attached hereto as Annex 1.1 for good order’s sake, the persons appearing under no. 1 and 2, acting in their capacity as stated, declare that this Agreement as notarized is in compliance with the resolution of approval attached hereto as Annex 1.1.

1.2                               The sale and transfer of the Discovery Shares hereunder shall include any and all ancillary rights (Nebenrechte) pertaining to the Discovery Shares, without limitation, including the rights to any undistributed profits (Gewinnbezugsrecht).

§ 2
Fixed Purchase Price

2.1                               The purchase price to be paid by the Buyer for the Discovery Shares as sold and purchased hereunder shall amount to

EUR 14,500,000

(in words: fourteen million five hundred thousand Euros)

(hereinafter the “Fixed Purchase Price”).

2.2                               The Fixed Purchase Price shall be due and payable by the Buyer to the Seller immediately after Signing.  The Fixed Purchase Price plus interest, if any, shall be paid in Euros from the Buyer to Seller in immediately available funds free of any charges, taxes or other deductions by wire transfer into the Seller’s Account. If the Buyer fails to pay the Fixed Purchase Price or parts thereof in accordance with this § 2, the outstanding principal amount shall bear interest at the rate of 8 percentage points above the base interest rate (Basiszinssatz im Sinne von § 247 BGB) as of, but not including, the fifth (5th) Business Day following the date of Signing until receipt (Valutastellung) of the Fixed Purchase Price in Seller’s Account.

2.3                               The Fixed Purchase Price plus interest, if any, shall be paid in Euros by wire transfer into the following account (the “Seller’s Account”)

Account Holder:	Curacyte AG
Bank:	Deutsche Bank München AG
Sort Code:	70070010
Account No:	210384400
IBAN:	DE 47700700100210384400
BIC:	DEUTDEMMXXX

The date on which the Fixed Purchase Price is received by Seller in Seller’s Account in accordance with this § 2 shall be referred herein to as “Transfer Date”.  The Seller shall immediately confirm receipt of the Fixed Purchase Price by telefax letter to the Buyer and the acting notary.

2.4                               In the event, that the Buyer has not paid the Fixed Purchase Price within thirty (30) Business Days following the date of Signing, the Seller may rescind this Agreement (Rücktritt vom Vertrag) by written notice, also by fax, to the Buyer with a copy to the acting notary. In such a case the Buyer shall indemnify and hold harmless the Seller from all reasonable external costs resulting from the Transaction.

§ 3
Additional Purchase Price

3.1                               The Buyer shall notify the Seller at the earlier of (i) four (4) months after the enrollment and follow-up of the last subject of a Phase I clinical program to be conducted in healthy volunteers and/or patients with CU-2010 or (ii) October 31, 2009, which will be automatically extended to March 31, 2010 if the  program mentioned under (i) before has been initiated (first subject enrolled) by March 31, 2009 at the latest (either one the “Notification Event”) whether it intends to proceed with further clinical development of CU-2010 by notification letter in the form as attached hereto as Annex 3.1 or substantially similar stating that the Buyer intends either (i) to proceed (the “Proceed Notice”), or (ii) not to proceed (the “Non-Proceed Notice”).

3.1.1                      Proceed Notice

If the Buyer issues a Proceed Notice to Seller, the Buyer shall pay an additional aggregate purchase price of

EUR 10,500,000

(in words: ten million five hundred thousand Euros)

(hereinafter the “Additional Purchase Price”) to Seller.

The Additional Purchase Price shall become due and payable by the Buyer to Seller within thirty (30) calendar days after Seller’s receipt of the Proceed Notice.  If the Buyer fails to pay the Additional Purchase Price or parts thereof in accordance with this § 3.1.1, the outstanding principal amount shall bear interest at the rate of 12 percentage points above the base interest rate (Basiszinssatz im Sinne von § 247 BGB) as of the due date until receipt of the Additional Purchase Price by Seller in Seller’s Account.  The Additional Purchase Price plus interest, if any, shall be paid in Euros from the Buyer to Seller when due in immediately available funds free of any charges, taxes or other deductions by wire transfer into the Seller’s Account (or any other account designated by Seller in writing in advance).  The Seller shall immediately confirm receipt of the Additional Purchase Price to Buyer by telefax letter.

3.1.2                      Non-Proceed Notice

If the Buyer issues a Non-Proceed Notice to Seller, the following shall apply:

(a)                                The Seller shall not be entitled to the Additional Purchase Price, any earn-out payments as set forth in § 4 below or any other further purchase price.

(b)                               The Buyer shall upon request from Seller ensure that Seller is granted a worldwide, perpetual, irrevocable, fully-paid up, royalty-free, exclusive license (even with respect to the Buyer itself) with the right to grant sub-licenses under any and all patent(s) and / or pending patent application(s) that are listed in more detail in Annex 3.1.2(b) for the sole purpose of making, using, developing, selling or otherwise commercializing CU-2010;

(c)                                Furthermore, with respect to any intellectual property generated by Discovery after the Transfer Date and before the receipt of the Non-Proceed Notice, the Buyer shall upon request from Seller ensure the transfer to Seller of (i) any and all pending patent application(s), whose claim (s) is solely directed to CU-2010, and (ii) any and all issued patent(s), whose claim(s) is solely directed to CU-2010 free of charge. Regarding all other intellectual property generated by Discovery after the Transfer Date and before the receipt of the Non-Proceed Notice, the Buyer shall upon request from Seller ensure that Seller is granted a worldwide, perpetual, irrevocable, fully-paid up, royalty-free, exclusive license (even with respect to the Buyer itself) with the right to grant sub-licenses under any and all such patent(s) and / or pending patent application(s) for the sole purpose of making, using, developing, selling or otherwise commercializing CU-2010;

(d)                               Furthermore, with respect to any data generated by Discovery after the Transfer Date and before the receipt of the Non-Proceed Notice, the Buyer shall upon request from Seller ensure the transfer to Seller of any and all data relating to CU-2010 free of charge; and

(e)                                Furthermore, with respect to any regulatory filings (e.g. IND) relating to CU-2010 and submitted by Buyer or Discovery to the competent authorities and / or ethics committees after the Transfer Date and before the receipt of the Non-Proceed Notice, the Buyer shall upon request from Seller cooperate with Seller and use commercially reasonable efforts to effect the transfer of any and all such regulatory filings relating to CU-2010 to Seller free of charge.

Notwithstanding the forgoing, all actions and declarations, including but not limited to maintenance and renewal fees, necessary to maintain the intellectual property rights, data and regulatory filings as mentioned in this § 3.1.2.b must be made by Buyer. The Buyer shall ensure its ability to fulfill its obligations as described in this § 3.1.2.

3.2                               If the Seller has neither received a Proceed Notice nor a Non-Proceed Notice by the Notification Event, the Seller may request to receive a Proceed Notice or a Non-Proceed Notice by written reminder, also by fax. Buyer shall issue a Proceed Notice or a Non-Proceed Notice within a grace period of twenty (20) business days after receipt of such Seller’s reminder (the “Grace Period”). If the Seller receives a Proceed Notice from Buyer within the Grace Period, § 3.1.1 shall apply mutatis mutandis; if the Seller receives a Non-Proceed Notice, or does not receive any notice at all, from Buyer within the Grace Period, § 3.1.2 shall apply mutatis mutandis.

3.3                               In the event of Buyer’s failure to pay the Additional Purchase Price in accordance with this § 3, Seller shall only be entitled to late payment interest as set forth in § 3.1.1.  No other remedy shall be available for the Seller; particularly, the Parties explicitly agree that Seller shall under no circumstances be entitled to rescind this Agreement (Rücktritt vom Vertrag).

§ 4
Earn-Out

4.1                               For the purposes of this § 4,

“Product” shall mean any pharmaceutical product that contains CU-2010 as an active ingredient; either alone or in combination with another active ingredient (such Product containing CU-2010 in combination with another active ingredient, a “Combination Product”);

“Generic Competition” shall mean, in any country and with respect to a given Product, the commercial availability of a product that (i) contains Product and (ii) is a “pharmaceutical equivalent” or “pharmaceutical alternative” of Product, as such terms are used in the Approved Drug Products with Therapeutic Equivalence Evaluations published by the FDA Center for Drug Evaluation and Research, or any successor publication;

“Net Sale(s)” shall mean the gross amount invoiced by Buyer, Discovery, their Affiliates and/or third party licensees, as the case may be, in respect of Product sales to unrelated third parties, in each case less the following deductions: (i) trade, cash and/or quantity discounts actually allowed and taken with respect to such sales; (ii) discounts paid under discount prescription programs and reductions for coupon and voucher programs; (iii) tariffs, duties, excises, sales taxes, value-added taxes and other taxes imposed upon and paid by Buyer, Discovery, their Affiliates and/or third party licensees, as the case may be, with respect to the use, sale, importation or exportation of the Product; (iv) amounts repaid or credited by reason of rejections, defects, recalls or returns or because of chargebacks, refunds, rebates or retroactive price reductions; (v) negotiated payments made to private sector and government third party payors (e.g., PBMs, HMOs and PPOs) and purchasers/providers (e.g., staff model HMOs, hospitals and clinics), regardless of the payment mechanism, including without limitation rebate, chargeback and credit mechanisms; (vi) freight, insurance and other transportation charges incurred by Buyer, Discovery, their Affiliates and/or third party licensees, as the case may be, in shipping the Product to third parties; (vii) fee for service amounts, including inventory management fees, paid to wholesalers and distributors to the extent allocable to the Product and (viii) amounts that are written off as uncollectible and costs of collections; (the foregoing collectively the “Deductions”);

Such Deductions shall be determined from the books and records of Buyer, Discovery, their Affiliates and/or third party licensees, as the case may be, maintained in accordance with generally accepted accounting principles applicable within a particular country, consistently applied.  Notwithstanding any of the foregoing, amounts received by Buyer, Discovery, their Affiliates and/or third party licensees for the sale of Products between or among Buyer, Discovery, their Affiliates and/or third party licensees for resale shall not be included in the computation of Net Sales hereunder.

In the event the Product is sold as part of a Combination Product, the Net Sales from the Combination Product, for the purposes of determining the earn-out payments under §4.2, shall be determined on a country-by-country basis by multiplying the Net Sales (as determined above) of the Combination Product in each country, during the applicable earn-out payment reporting period, by the fraction A/(A+B), where A is the average net selling price of the Product when sold separately in finished form in such country and B is the average net selling price of the other active ingredient(s) included in the Combination Product when sold separately in finished form in such country, in each case during the applicable earn-out payment reporting period or, if sales of both the Product and the other active ingredient(s) did not occur in such country in such period, then in the most recent earn-out payment reporting period in which sales of both occurred in such country. In the event that such average net selling price cannot be determined for both the Product and all other active ingredient(s) included in such Combination Product for a country, Net Sales for the purposes of determining earn-out payments shall be calculated by multiplying the Net Sales of the Combination Product in such country by the fraction of C/(C+D) where C is the fair market value of the Product and D is the fair market value of all other active ingredient(s) included in the Combination Product.  In such event, Buyer shall in good faith make a determination of the respective fair market values of the Product and all other active ingredient(s) included in the Combination Product, and shall notify Seller of such determination and provide Seller with data to support such determination. Seller shall have the right to review such determination of fair market values and, if Seller disagrees with such determination, to notify Buyer of such disagreement within forty-five (45) days after Buyer notifies Seller of such determination. If Seller notifies Buyer that Seller disagrees with such determination within such forty-five (45) day period and if thereafter the Parties are unable to agree in good faith as to such respective fair market values, then such matter shall be resolved as provided in §15.2.  If Seller does not notify Buyer that Seller disagrees with such determination within such forty-five (45) day period, such determination shall be conclusive and binding on the Parties; and

“Valid Claim” shall mean, on a country-by-country basis, a claim of an issued, unexpired patent that has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

4.2                               Subject to the terms and conditions in this § 4, the Buyer shall pay to the Seller an earn-out equal to [**]% of the Net Sales of the Product, plus VAT if applicable.  The Buyer shall further make to the Seller a one-time payment (“One-Time Payment”) of EUR [**] (in words: [**] Euros) plus VAT if applicable within three (3) months following the end of the first calendar year in which the worldwide Net Sales of a Product exceed EUR [**] (in words: [**] Euros). For purposes of clarity, the foregoing payment shall be payable only once and solely with respect to the first Product for which such Net Sales level is achieved, irrespective of how many times such Net Sales level is achieved or how many Products achieve such Net Sales level.

4.3                               The [**] % earn-out participation according to § 4.2 has been agreed based on the assumption that Buyer, Discovery, their Affiliates and third party licensees will generate Net Sales without making payments to any third party for the use of or a license under such third party’s Intellectual Property which is reasonably necessary to make, have made, use, offer for sale, sell or import the Product.  In the event that Buyer or Discovery makes payments for the use of or a license under such third party Intellectual Property, Buyer shall have the right to reduce the [**] % earn-out participation amount payable to Seller under § 4.2 by, seventy five percent (75%) of such payments; provided that, in no event shall any [**] % earn-out participation amount payable by Buyer under § 4.2 be reduced under this clause (ii) by more than fifty percent (50%) of the [**] % earn-out participation amount otherwise due to Seller under § 4.2 for such year.  If Buyer is prevented from deducting fully seventy-five percent (75%) of any applicable third party payment by the proviso in the immediately preceding clause (ii), Buyer shall be entitled to carry forward the portion of such payment that Buyer would otherwise have been entitled to deduct and, subject to the proviso in the immediately preceding clause (ii), to deduct such carried-forward amount in subsequent earn-out payment periods hereunder, always by applying the 50 % deduction limit as described under this § 4.3.

4.4                               Seller’s right to the earn-out payment according to § 4.2 shall expire, on a Product-by-Product and country-by-country basis, with respect to Net Sales made, once (i) such Product in such country is not covered by any Valid Claim of any of the patents listed on Annex 4.4 and cumulatively (ii) Generic Competition with respect to such Product is introduced in such country.

4.5                               The earn-out payment(s) according to § 4.2, except for the One-Time Payment, shall be made on a calendar year basis following first commercial sale of the Product and be due and payable on March 1st for the respective preceding calendar year.  All earn-out payments under this Agreement shall be made in Euros by transfer to such bank account as Seller may designate from time to time.  Any earn-out payments due hereunder with respect to amounts in currencies other than Euros shall be payable in their Euro equivalents, calculated by computing the calendar year average of the daily applicable interbank transfer rate published in The Wall Street Journal (Eastern U.S. edition) for the calendar year immediately preceding the date any earn-out payment under this § 4.2 is due.  If the Buyer fails to pay the earn-out payment or parts thereof in accordance with this § 4 or interest on overpayment amounts is payable by Seller in accordance with § 4.6, the outstanding principal amount shall bear interest at the rate of 8 percentage points above the base interest rate (Basiszinssatz im Sinne von § 247 BGB) as of, but not including, the due date until payment of the respective earn-out payment(s) is received by Seller in Seller’s Account.  Each earn-out payment pursuant to § 4.2 shall be accompanied by a statement showing in reasonable detail how such payment was calculated. Except as required by law, all payments due to the Seller under this § 4 will be made free and clear of all deductions and withholdings. If any deduction or withholding is required by law to be made from any payment due to the Seller under this § 4 as a result of an assignment by Buyer according to § 12.2., the person who is obliged to make such payment will pay to the Seller such additional amount as is necessary to ensure that the Seller receives a net amount (after the deduction or withholding) equal to the amount which it would have received had the payment in question not been subject to the deduction or withholding. The Seller will upon Buyer’s request participate in any procedure to avoid the deduction or withholding or to effect the reimbursement of made deduction or withholding, unless such participation would require unreasonable efforts for Seller.

4.6                               Buyer shall keep, and shall require Discovery and its Affiliates and third party licensees to keep, records of the latest five (5) years relating to Net Sales of the Product.  For the sole purpose of verifying amounts payable to Seller under § 4.2, Seller shall have the right no more than once each calendar year to have independent certified public accountants from the so-called big four audit firms, at Buyer’s choice, audit such records in the location(s) where such records are maintained by Buyer, Discovery or Discovery’s Affiliates or, with respect to records of third party licensees, either at Discovery’s premises or the premises of such third party licensees, in each case as may be designated by Discovery, upon sixty (60) days’ prior notice and during regular business hours.  Results of such audit shall be made available to Buyer and Discovery.  The Seller shall not audit records for any given calendar year on more than one occasion.  If the audit reflects an underpayment to Seller, such underpayment shall be promptly remitted to Seller, together with interest calculated in the manner provided in § 4.5.  If the audit reflects an overpayment to Seller, such overpayment shall be promptly refunded by Seller to Buyer, together with interest calculated in the manner provided in § 4.5. If the audit reflects a deviation (underpayment or overpayment) of the amounts payable to Seller under § 4.2 from the amounts provided to Seller of 4 % or more, Buyer shall bear all reasonable costs of such audit, otherwise Seller shall bear the costs of such audit.

4.7                               The Seller acknowledges and agrees that Buyer, Discovery, their Affiliates and/or third party licensees may in their sole discretion elect to discontinue the Product in some or all markets at any time and may further make from time to time any other business decisions as they deem appropriate in the conduct of their business, including without limitation actions that may have an impact on the development, production or sale of Products, and the Seller will have no right to claim any lost earn-out consideration or other damages as a result of such decisions so long as the actions were not taken by the Buyer in bad faith or for the principal purpose of frustrating the provisions of this section. Without limiting the foregoing, after the Transfer Date, the Buyer and Discovery shall have the exclusive and absolute right to operate and otherwise make decisions with respect to Products, including without limitation with respect to any marketing, promotion, sale, exchange, license, dividend or other transfer, distribution, liquidation or relocation of all or any portion of the technology in the Products; or any change in the corporate structure, or management or ownership of Discovery and/or the Buyer, or of any Affiliate of Discovery and/or the Buyer, and/or decisions as to expansion, use of assets, capital and/or dividend policies. § 3.1.2. remains unaffected.

4.8                               In the event of Buyer’s failure to pay any earn-out payment(s) in accordance with this § 4 when due, Seller shall only be entitled to late payment interest as set forth in § 4.5.  No other remedy shall be available for the Seller; particularly, the Parties explicitly agree that Seller shall under no circumstances be entitled to rescind this Agreement (Rücktritt vom Vertrag).

§ 5
Seller’s Guarantees

5.1                               The Seller hereby guarantees to the Buyer by way of an independent promise of guaranty pursuant to § 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) that the statements set forth in this § 5 are true, complete and correct as of the date of this Agreement:

5.1.1                      Corporate Matters and Authority of the Seller

(a)                                Discovery has been duly incorporated and validly exists under the laws of the Federal Republic of Germany and has all corporate powers to conduct its business as presently conducted.

(b)                               The Discovery Shares are fully paid in, have not been (openly or disguised) repaid and are non-assessable (keine Nachschuss-pflicht).They are validly issued, free and clear of any liens or other encumbrances, pending transfers or other rights of third parties including, but not limited, to any third party rights of any kind to participate in Discovery’s revenues, profits and management, in each case except as disclosed in Annex 5.1.1(b) and are not subject to any (i) trust arrangement, silent partnership, sub-participation or similar arrangement, (ii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber, (iii) shareholders’ resolution providing for their redemption, and there are no subscriptions, options or other rights to acquire or call for any shares in Discovery or for the future creation of any shares in Discovery, particularly pre-emptive rights.  The Seller is the sole legal and beneficial owner of the Discovery Shares.

(c)                                Since 31 December 2007 no dividends have been or will be declared or paid or capital distributed by Discovery to the Seller, its Affiliates or its shareholders, except as disclosed in Annex 5.1.1(c).

(d)                               Annex 5.1.1(d)/1 contains a list of the articles of association, incorporation deed and by-laws of Discovery as well as any merger agreements (or similar agreements) relating to Discovery.  There are no further agreements than those disclosed therein and complete copies of such documents have been made available to the Buyer prior to the execution of this Agreement.  No changes have been resolved to the articles of association or by-laws (or equivalent documents) which are not reflected in the excerpts contained in Annex 5.1.1(d)/2.

(e)                                Neither the Seller nor Discovery have filed a petition for the opening of insolvency proceedings nor are there any circumstances which would threaten or require the filing of such petition.

(f)                                  The execution and consummation of this Agreement, including the transactions contemplated hereunder, by the Seller do and will not result in a violation of the Seller’s articles of association.  The Seller has the power and authority to execute this Agreement and to perform its obligations hereunder.

5.1.2                      Financial Statements

The Seller has provided to the Buyer copies of (i) the financial statements (Jahresabschluss) of Discovery as of December 31, 2006 and as of December 31, 2007, which have been prepared in accordance with German generally accepted accounting standards (“Grundsätze ordnungsgemäßer Buchführung”) (the “German Financial Statements”), and (ii) unaudited stand-alone balance sheets and income statements of Discovery as of December 31, 2006, as of December 31, 2007, and as of June 30, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (the “IFRS Financial Statements”) (the IFRS Financial Statements and the Financial Statements together the “Financials”).  Copies of the IFRS Financial Statements are attached hereto as Annex 5.1.2.

The Financials have been set up with the diligence of a prudent business man (Sorgfalt eines ordentlichen Kaufmanns).  The accounting principles were applied unchanged and consistently as in previous years except for such changes as included in the notes to the Financials. All risks, devaluations and losses foreseeable at the time of setting up the Financials were taken into account by appropriate depreciations, value adjustments or accruals.  The Financials are complete and correct, and truly and fairly represent the assets, liabilities and results (Vermögens-, Finanz- und Ertragslage) of Discovery in accordance with the applicable accounting principles referenced above.  In addition, the IFRS Financial Statements truly and fairly represent Discovery as an independent stand-alone entity.

Discovery has no obligations or liabilities of any nature whatsoever, whether fixed, contingent or otherwise, except (i) as set forth on the balance sheet included in the June 30, 2008 IFRS Financial Statements, (ii) for liabilities, other than agreements and commitments, incurred subsequent to June 30, 2008 in the ordinary course of business and not material in amount or nature, and (iii) as listed on Annex 5.1.4.

5.1.3        No Liens / Sufficiency of Assets

The material fixed and current assets which are necessary for Discovery’s business listed in Annex 5.1.3/1 are owned by Discovery and are not encumbered with any liens, pledges or other encumbrances in favor of any third party, except for (i) contractual or statutory retention of title rights, liens, pledges or other security rights granted in the ordinary course of business, or (ii) the rights and encumbrances listed in Annex 5.1.3/2.

Neither Seller nor any of its Affiliates owns or controls any asset, whether tangible or intangible, that Discovery requires in connection with its business or operations.

5.1.4        Material Agreements

Except for the agreements and commitments listed in Annex 5.1.4 (the “Material Agreements”), Discovery is not a party to any of the following agreements and commitments regarding which main performance obligations (Hauptleistungspflichten) have not yet been completely fulfilled:

(a)           non-compete or exclusivity covenants or any other agreements that restrict Discovery from operating its business as conducted in the past or from freely continuing its research and development activities;

(b)           joint ventures, partnerships or similar agreements including Related Party Transactions;

(c)           agreements relating to Intellectual Property Rights (§ 5.1.8);

(d)           agreements which give the other party (i) a right to a compensation for the termination of the agreement, or (ii) a right to claim contractual penalties under certain terms and conditions;

(e)           agreements that would terminate or could be terminated as a result of this Agreement or the consummation of the Transaction;

(f)            agreements, with the exception of employment agreements, that either create (i) obligations or rights of Discovery in excess of EUR 50,000.00 (in words: fifty thousand Euros) in total or per annum, or (ii) obligations or rights of Discovery with an aggregate value in excess of EUR 25,000.00 (in words: twenty five thousand Euros) per annum and cannot be terminated within twelve (12) months from the Transfer Date.

Unless otherwise disclosed in Annex 5.1.4, Discovery has complied with its material obligations under all Material Agreements.  No Material Agreement has been terminated by any party, nor has any party given written notice about its intention to terminate a Material Agreement. The Material Agreements are valid and in full force.

5.1.5        Legal Proceedings

Except for matters described in Annex 5.1.5 hereto, there are no litigation, arbitration, administrative or regulatory proceedings or claims pending or threatened in writing against Discovery and there are no outstanding orders or judgments by which Discovery is bound which provide for obligations on part of Discovery that have not been fulfilled. Except as described in Annex 5.1.5, no circumstances exist, which are likely to result in such proceeding or claims.

5.1.6        Real Property and Environmental Matters

(a)           Discovery does not own any real estate. Annex 5.1.6(a) contains a complete and accurate list of all leases regarding real property to which Discovery is bound as lessee.

(b)           Discovery is and has been in compliance with all environmental laws, regulations and permits as applicable, and there are no circumstances which have occurred in the conduct of the business of the Companies which may give rise to any liability under applicable environmental laws, regulations or permits.  There are no contaminations caused by asbestos, solvents, radioactivity, heavy metals, poisons, toxins or other hazardous materials in the premises presently or formerly used by Discovery.

5.1.7        Regulatory Matters

(a)           Discovery is in compliance with, and is not in violation of, any applicable laws with respect to the conduct of its Business or the ownership or operation of its properties or assets. All preclinical studies regarding CU-2010 if and when required to be in compliance with applicable ICH guidelines have been conducted in compliance with such guidelines.

(b)           Discovery has not made any materially false statements on, or material omissions from, any applications, correspondence, approvals, reports and other submissions to the competent German authorities, the FDA or any equivalent regulatory authority in the European Union or any other applicable foreign jurisdiction or in or from any other records and documentation prepared or maintained to comply with the requirements of any such regulatory authority relating to any product candidate of Discovery.  Discovery has made available to Buyer as of the date hereof complete and correct copies of each such application, correspondence, approval, report and other submission.

(c)           Discovery is not subject to any investigation that is pending and of which Discovery has been notified or, to the best knowledge of Seller, which has been threatened, in each case by any competent German authority, any equivalent regulatory authority in the European Union, the FDA or any other applicable foreign jurisdiction.

(d)           Discovery has made available to the Buyer a subset of laboratory and pre-clinical data created by or on behalf of Discovery, licensees or sub-licensees in connection with CU-2010 as set forth in Annex 5.1.7(d).  Discovery either owns or has full rights of access to and possession of all such data. There is no laboratory, pre-clinical or clinical data not made available to the Buyer by

Discovery that conflicts with the data made available to the Buyer by Discovery or that indicates that the Buyer may not be able to successfully develop and commercialize CU-2010.

5.1.8        Intellectual Property Rights

(a)           Discovery owns, licenses, sublicenses or otherwise possesses legally enforceable rights to use all Intellectual Property required for the further development and commercialization of CU-2010 and other compounds currently under development by Discovery (based on current method of manufacture and current formulation thereof). For purposes of this Agreement, the term “Intellectual Property” means (i) patents, trademarks, trade names, domain names, designs and trade secrets, (ii) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, copyrights and designs, (iii) processes, formulae, methods, schematics, technology, know-how, computer software programs and applications, and (iv) other tangible or intangible proprietary or confidential information and materials.

(b)           The execution and delivery of this Agreement by Discovery and the consummation by Discovery of the Transaction contemplated hereby will not result in the breach of, or create on behalf of any third party the right to terminate or modify, (i) any license, sublicense or other agreement relating to any Intellectual Property owned by Discovery (the “Company Intellectual Property”), or (ii) any license, sublicense or other agreement pursuant to which Discovery is authorized to use any third party Intellectual Property excluding generally commercially available, off-the-shelf software programs (the “Third Party Intellectual Property”).

(c)           Annex 5.1.8(c)/1 sets forth (i) a complete and accurate list of all patents, trademarks, domain names, service marks and registered copyrights, and applications therefore, included in the Company Intellectual Property or the Third Party Intellectual Property (noting in each case whether such Intellectual Property is Company Intellectual Property or Third Party Intellectual Property), (ii) a complete and accurate list of all licenses, sublicenses and other agreements under which Discovery is entitled to use Third Party Intellectual Property, and (iii) all other Intellectual Property agreements which are material to the business of Discovery.

The Company Intellectual Property includes (x) all Intellectual Property relating to serine protease inhibitors or which may be useful for the development and commercialization of serine protease inhibitors owned or controlled by Seller or any of its Affiliates and (y) all other Intellectual Property used by Discovery or in connection with the Business and owned or controlled by Seller or any of its Affiliates. The agreement between the Seller and Discovery dated July 28, 2008, as attached for identification reasons only (nur zu Beweisz3wecken) hereto as Annex 5.1.8(c)/2 is valid and fully enforceable.

(d)           The Business as currently conducted, including the planned development and commercialization of CU-2010 (based on current method of manufacture and current formulation thereof), does not infringe, violate or constitute a misappropriation of any Intellectual Property of any third party.  Discovery has not received any written claim or notice from any third party (i) alleging any such infringement, violation or misappropriation, or (ii) advising that such third party is challenging or threatening to challenge the ownership, use, validity or enforceability of any Company Intellectual Property or any Third Party Intellectual Property.

(e)           The Company Intellectual Property is valid and enforceable and to the Seller’s best knowledge the patent applications included therein constitute patentable claims. The Seller has no knowledge of any information which would preclude the patentability, validity or enforceability of any patents and patent applications in the Company Intellectual Property or the Third Party Intellectual Property. None of the Company Intellectual Property or the Third Party Intellectual Property has been cancelled or abandoned, or been held invalid or unenforceable, and all maintenance and renewal fees necessary to preserve the material rights of Discovery in the Company Intellectual Property have been paid.

(f)            Discovery has implemented commercially reasonable measures to maintain the confidentiality of Company Intellectual Property of a nature that Discovery intends to keep confidential.

(g)           To the Seller’s best knowledge, no third party is infringing, violating or misappropriating any of the Company Intellectual Property or any Third Party Intellectual Property to which Discovery has an exclusive license.

(h)           Except for Annex 5.1.8(h), none of the Company Intellectual Property or the Third Party Intellectual Property as to which Discovery has an exclusive license is the subject of any litigation, dispute, written claim, opposition or administrative proceeding, and Discovery has not received any notice of any prospective litigation, dispute, claim, opposition or administrative proceeding relating to the Company Intellectual Property or the Third Party Intellectual Property as to which Discovery has an exclusive license.

(i)            Discovery has complied with its duty of candor and disclosure to the German Patent Office and all equivalent regulatory authorities in the European Union and other applicable foreign jurisdictions including the United States Patent and Trademark Office with respect to all patent applications filed by or on behalf of Discovery which are included in the Company Intellectual Property and has made no material misrepresentations in such patent applications.  Discovery has no knowledge of any information that would interfere with it having clear title to the Company Intellectual Property.

5.1.9        Employees

(a)           Annex 5.1.9(a) shows (i) a complete, true and correct list of all employees (including management) of Discovery together with their yearly salary and years of service, bonus arrangements and pension rights, (ii) all collective bargaining agreements, works agreements and general commitments (Gesamtarbeitsverträge, Tarifverträge, Betriebsvereinbarungen, Gesamtzusagen, Regelungsabreden) to which Discovery is bound even if previously terminated, and (iii) any obligation of Discovery to make specific employment-related investments or to guarantee a certain number of employees.

(b)           Annex 5.1.9(b) lists (i) the employment agreements with all managing directors, and (ii) all employment agreements providing for severance payment or any other special payment or bonus to be paid by Discovery in the event of a change of control or upon termination of the employment agreement.

(c)           Discovery has complied in all material respects with applicable legal and contractual requirements and codes of conduct relating to employment and employees, including, without limitation, those relating to payment of social security and similar taxes, and to health and security of the working environment.

(d)           Excepts as disclosed in Annex 5.1.9(d)/1, Discovery has not entered into any arrangement or made any offer regarding any future variation in any contract in respect of any of its managing directors or employees to increase remuneration and/or the provision of other benefits at any future date.  Except as disclosed in Annex 5.1.9(d)/2, none of the employment agreements referred to herein have been terminated or ended by agreement nor has Discovery received a notice of termination by any of the employees.

(e)           Except for pension plans from converted salary (Betriebliche Altersvorsorge aus Gehaltsumwandlung), there are no currently effective pension, stock option, bonus or other employee benefit plans or other benefits practices, in particular individual pension commitments, relating to the managing directors or employees of Discovery.

5.1.10      Material Permits

Discovery is in possession of the governmental approvals, licenses or permits listed in Annex 5.1.10 (hereinafter “Material Permits”) and all such Material Permits are valid.  The Material Permits comprise all governmental approvals, licenses or permits necessary to operate Discovery’s business as presently conducted.  Except as disclosed in Annex 5.1.10, there are no circumstances, which would reasonably be expected to result (i) in any of the Material Permits being revoked or not being renewed, or (ii) in a violation or contravention of any applicable law, rule, regulation, judgment, injunction, governmental authorization regarding such Material Permits as a result of the execution of this Agreement or the consummation of the Transaction.

5.1.11      Insurance

For claims which have occurred on or before the Transfer Date Discovery is covered by insurance policies as specified in Annex 5.1.11 carried by Seller. The Buyer is aware that such insurance coverage does not survive the Transfer Date.  The Transaction will not affect the right of Discovery to make a claim against the respective insurance company under the respective policy after the Transfer Date with respect to claims that had occurred prior to the Transfer Date.  All premiums for such policies of insurance have been duly paid in full, there are no pending or threatened actions by Discovery’s insurers to avoid any liability under such insurance, and there is no claim exceeding EUR 10,000.00 outstanding under any such policy.

5.1.12      Subsidies

Except as disclosed in Annex 5.1.12, Discovery has not received or applied for any public subsidies and grants.  Other than disclosed therein the public subsidies and grants do not contain any lock-up periods (Mittelbindungsfristen, Zweckbindungsfristen oder Ähnliches) and the details regarding the lock-up periods set forth therein are true, complete and correct.  Discovery has at all times been in compliance with the requirements under any public subsidies and grants and has not breached any of the terms and conditions, covenants or obligations set forth therein.  No circumstances exist, which would entitle the competent public authority to claim repayment of any public subsidies or grants of Discovery.  The Transaction and its implementation does not trigger any right of the authorities or banks to make a claim against Discovery under the public subsidies and grants granted to Discovery prior to the Transfer Date.  To the extent not already done, the Parties will use best efforts to obtain irrevocable declarations from all relevant banks and authorities immediately after Signing that the subsidies granted to Discovery will not be revoked as a result of the Transaction.

5.1.13      Anti-corruption Laws

To the best knowledge of the Seller neither Discovery nor any managing director (Geschäftsführer) or employee have made any contribution or payment to any person or entity that was prohibited under applicable anti-corruption laws.

5.1.14      Conduct of Business since January 1, 2008

Except as disclosed in Annex 5.1.14, Discovery has conducted its business (including without limitation the payment of accounts payable and the collection of accounts receivable) in the ordinary course of business (im gewöhnlichen Geschäftsbetrieb) consistent with past practice since January 1, 2008, particularly Discovery has not assumed or agreed to assume any liability, or made or agreed to make any payment, or acquired or disposed of, or agreed to acquire or dispose of, any of its assets, extended any credit, made any loan or any other payment outside the ordinary course of business.

5.2           In this Agreement, the best knowledge of the Seller shall encompass the facts that are actually known, or ought to have been known after due and careful inquiry, by the managing directors of Discovery or the management board of Seller.

§ 6

Tax Matters

6.1           The Seller shall indemnify the Buyer or, at Buyer’s request, Discovery from and against any Taxes payable after the Transfer Date and economically attributable to the time prior to the Transfer Date and reimburse such Taxes to them.  These reimbursements have to be made without undue delay after the Tax payment concerned has become due and payable.  For the purposes of this Agreement “Tax(es)” shall mean all federal, state, local and foreign income, gross receipts, payroll, employment, social contribution, unemployment, disability, property, transfer, excise, sales, use, consumption, value added taxes, stamp taxes (Stempelsteuer), environmental, severance, duties or levies or other governmental charges, dues or deficiencies due and/or withheld or required to be paid by Discovery as well as penalty, fines, interest or additions to tax payable thereon or related thereto, and including, for the avoidance of doubt and without limitation all taxes within the meaning of § 3 German Tax Code (Abgabenordnung) (Steuern und steuerliche Nebenleistungen) as well as any taxes defined as such under the laws of any other jurisdiction.

The Seller’s obligation to indemnify the Buyer or Discovery shall include any costs and expenses including, but not limited to, reasonable attorney’s fees and court fees incurred in connection with the assessment of, review of and objection (if any) against Taxes mentioned under this § 6.1.

6.2           The Seller hereby guarantees to the Buyer by way of an independent promise of guarantee pursuant to § 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB), with regard to periods prior to the Transfer Date, that Discovery has made all Tax declarations due and other relevant declarations for public dues, including declarations for social contributions for employees, and has paid all Taxes due and any expenses relating thereto and that all Tax rulings or actions inconsistent with past practice affecting the Taxes payable by Discovery after the Transfer Date are disclosed in Annex 6.2.  The Taxes have been assessed for all relevant tax periods until  December, 31 2006 and the tax audits disclosed in Annex 6.2 have taken place and the Companies have complied with any findings discovered and assessed during these audits.  There has been no hidden distribution of profits (verdeckte Gewinnausschüttung).  The tax group with regard to VAT (umsatzsteuerliche Organschaft) within the meaning of Section 2 para. 2 German VAT Act (Umsatzsteuergesetz) between the Seller and Discovery was validly existing and acknowledged by the tax authorities and will continue to be valid until its termination which shall be effective on the Transfer Date.

6.3           The Seller shall not be responsible for any Tax liabilities after the Transfer Date.  The amount of any claims under this § 6 will be reduced if, and to the extent, Discovery is entitled to any benefits by refund, set-off or reduction of Taxes as the result of an adjustment or payment giving rise to a claim for indemnification of Taxes.  Such reduction shall be equal to (i) the full amount of such benefits, if, and to the extent, the benefits arise in periods prior to the Transfer Date, and (ii) the amount of the net present value of such benefits, if, and to the extent, the benefits arise in periods after the Transfer Date.  For purposes of this sub-paragraph, the net present value of a benefit shall be calculated as a lump sum on the basis of a discount rate equaling the 10Y German government bond rate as published on Reuter’s screen “DE10YT-RR” at 11:00 hours Central European Time on the date such benefits have arisen multiplied by two.

6.4           Any claims of the Buyer relating to the above provisions of this § 6 shall be time barred six (6) months from the date when the tax assessment for the taxes and the tax period in question has become final, binding and unappealable (bestandskräftig) and can no longer be changed.

6.5           Without prejudice to § 7.5, Buyer and Seller will reasonably assist and cause their representatives and Discovery to assist, each other in connection with all Tax matters relating to any period prior to the Transfer Date for which the Seller might be held liable under this § 6, including the participation in any meetings with a Tax auditor, during an investigation, dispute or appeal or any other communication with any Tax authority that are relevant for assessment of Taxes that may have to be reimbursed by Seller under this § 6.  The Buyer’s failure to cooperate with Seller or to cause its representatives or Discovery to fully cooperate with Seller in accordance with this § 6.5 shall relieve Seller of its liability only to the extent that the defense against a Tax liability is impossible due to such failure to cooperate.

6.6           With regard to the VAT group between the Seller and Discovery, which shall be terminated with effect as of the Transfer Date, the following shall apply: (i) The Buyer shall procure that Discovery reimburses Seller any VAT caused by Discovery but payable by Seller on or after the Transfer Date, and (ii) the Seller shall reimburse Discovery any VAT refunded to Seller but attributable to Discovery and payable on or after the Transfer Date.

§ 7

Remedies for Breach of Seller’s Guaranties

7.1           In the event that any of the guarantees pursuant to §§ 5 and 6 are not true, correct and complete, the Seller shall put the Buyer or, at the election of the Buyer, Discovery into the position the Buyer and/or Discovery would have been had the guarantee not been breached (restitution in kind; Naturalrestitution). If the Seller has not remedied the breach of the Seller’s guarantee within a reasonable period, i.e. regarding §§ 5.1.7. and 5.1.8 no longer than 3 months and regarding corporate matters according to § 5.1.1. no longer than 2 months and other matters no longer than one month, the Seller shall be obliged to pay to the Buyer or, if Buyer so elects in its unrestricted discretion, to Discovery the amount that would be necessary to put Discovery in the position in which Discovery would be in had the Seller’s guarantee been correct, including, for the avoidance of doubt, by way of monetary damages (Schadenersatz in Geld) for all damages suffered by the Buyer or Discovery as a result of such breach (including, for the avoidance of doubt, reasonable attorney’s fees).

Except for the Fixed Purchase Price, for which any set-off is excluded (Aufrechnungsverbot), and except as stipulated in § 8a.5, nothing contained in this Agreement shall be construed to limit any rights of Buyer to set-off amounts due under this Agreement; in particular, Buyer is entitled to set-off any claims in connection with a breach of the guarantees contained in § 5 as well as with the tax indemnity set forth in § 6 against the Seller’s claim for payment of the Additional Purchase Price and/or for payment of any amounts under the earn-out provision set forth in § 4 above, provided that Buyer has informed Seller as set forth in § 7.5.1.

7.2           Liability Limitations

7.2.1        The Seller shall not be liable for, and the Buyer shall not be entitled to claim for, any damages for breach of any of the guarantees set forth in §§ 5 and 6 under this Agreement, if, and to the extent, that any damages of the Buyer are covered by claims against third parties, including, but not limited to, through existing insurance policies, and the Buyer has actually received respective payment by such third parties.

§ 442 BGB shall not apply. Nevertheless all facts and circumstances disclosed in this Agreement and / or its annexes are known or deemed to be known by Buyer.

The fairness opinion provided by Seller to Buyer prior to  signing the Agreement is intended for internal use only with Buyer and shall under no circumstances affect this Agreement.

7.2.2        The Seller’s liability under this Agreement in connection with claims for breach of any of the guarantees contained in §§ 5 and 6 shall be limited as follows:

The Seller’s aggregate liability under this Agreement in connection with claims for breach of any of the guarantees pursuant to § 5 shall be limited to the aggregate amount of Fixed Purchase Price plus the Additional Purchase Price, if such Additional Purchase Price has become due. For the avoidance of doubt, any amount set-off shall be credited against the amount of the aggregate liability.

7.2.3        The Buyer shall only be entitled to any claims in connection with a breach of any of the guarantees contained in §§ 5 and 6 of this Agreement, except as set forth otherwise in the following sentence, to the extent the aggregate amount of all such individual claims exceeds EUR 200,000.00 (in words: two hundred thousand Euros) (hereinafter the “Threshold”). In case of claims for breach of the guarantees contained in § 5.1.1(a) through 5.1.1(f) (Corporate Matters and Authority of the Seller), § 5.1.2 (Financial Statements), § 5.1.7 (Regulatory Matters) and 5.1.8 (Intellectual Property Rights) and § 6 (Taxes) the aggregate Threshold shall amount to EUR 25,000.00 (in words: twenty five thousand Euros). In case the respective Threshold is exceeded, the Buyer is entitled to claim the full amount of his damages.

7.4           Buyer’s claims under this Agreement shall be time-barred as follows:

(a)           claims arising from a breach of a guarantee pursuant to § 5.1.1(a) through 5.1.1(f) (Corporate Matters and Authority of the Seller) as well as any claims that are based on fraud or intentional misconduct of Seller shall be time-barred after expiry of a period of six (6) years starting from the Transfer Date;

(b)           claims arising from a breach of a guarantee according to § 5 other than under (a) shall be time-barred on December 31, 2010;

(c)           claims relating to § 6 shall be time-barred in accordance with § 6.4.

§ 203 German Civil Code shall not apply.

7.5           Defense against Claims

7.5.1        The Buyer shall notify in reasonable detail the Seller in writing of any claim or notice of violation brought or threatened by a third party against Buyer or Discovery, which may result in Seller’s liability pursuant to this Agreement.  Buyer’s failure to notify Seller in accordance with this § 7.5.1 shall relieve Seller of its liability only to the extent that the defense against any third party claim is impossible due to such failure to notify.

7.5.2        Seller and Buyer will cooperate in determining the defense against any claim referred to in this § 7.5.  Seller shall be given adequate opportunity to participate in the defense of such claim.  If Buyer, according to its own judgment, cannot be reasonably expected to defend against such claims, Buyer shall allow Seller to take over the defense of such claims at Seller’s own expense on behalf of Discovery or of Buyer.

7.5.3        If the Buyer or Discovery conducts the defense, it shall only be entitled to settle any matter (in whole or in part) after due consultation with the Seller and Seller’s approval, which shall not unreasonably be withheld. If Seller has taken over the defense against such claims, Seller may not settle any matter (in whole or in part) unless (i) Seller has compensated Buyer or Discovery for any damages arising out of such settlement in accordance with this Agreement prior or concurrently with such settlement, and unless (ii) such settlement includes a complete and unconditional release of Buyer and its Affiliates in respect of such claim, excludes any injunctive or non-monetary relief applicable to Buyer or any of its Affiliates and does not limit the conduct of the business of Buyer or Discovery or any of their Affiliates.

7.5.4        Independent of the foregoing, either Party shall be obligated to provide the respective other Party defending against a claim with all necessary documents, information and other support available that could reasonably be required to defend against the claim.

7.6           The Parties agree that the rules laid out in §§ 5 to 7 of this Agreement shall regulate with final character the liability and responsibility of Seller and the legal consequences of an inaccuracy of the independent commitments of guarantee made by Seller in §§ 5 and 6 and that the Buyer shall not have, in case of breach or inaccuracy of these guarantees or other, contractual or quasi-contractual obligations of Seller regarding the status of Discovery, any other claims than those in connection with this Agreement. The Buyer hereby waives, insofar and to the extent legally admissible, any and all such other claims or rights on a contractual, quasi-contractual, statutory or other basis, regardless of the legal ground, in particular, without limitation (i) any right of the Buyer to withdraw

(zurücktreten) from this Agreement or to require winding up of the transaction contemplated hereunder (e.g. by way of großer Schadensersatz or Schadenersatz statt der Leistung), (ii) any claims for breach of pre-contractual obligations (culpa in contrahendo, including claims arising under §§ 241 para. 2, 311 para. 2 (3) German Civil Code (BGB)) or ancillary obligations (positive Forderungsverletzung), including to claims arising under §§ 280, 282 German Civil Code (BGB)), (iii) frustration of contract pursuant to § 313 German Civil Code (BGB) (Störung der Geschäftsgrundlage), (iv) all remedies of the Buyer for defects of the Business or the Discovery Shares under §§ 437 through 441 German Civil Code (BGB), (v) claims for reimbursement of frustrated expenses pursuant to § 284 German Civil Code (BGB). The Seller hereby accepts and agrees to such waiver. The Seller and the Buyer are further in agreement that the guarantees contained in § 5 and § 6 shall, by no means, represent a guarantee for the condition of a physical object (Garantie für die Beschaffenheit einer Sache) within the ambit of § 443 of the German Civil Code. The Seller and the Buyer hereby expressly waive and desist the application of §§ 442 and 444 of the German Civil Code; the Buyer also waives expressly any rights pursuant to §§ 437 to 441 German Civil Code. In the event that the preceding provisions regarding the limitation of liability of the Seller should prove to be, in part or in whole, invalid, the Buyer  hereby waives the right to assert claims against the Seller beyond the limitations in § 7 and in the other limitations of liability contained in this Agreement, upon which the Parties intended to agree with the preceding provisions. The Seller hereby accepts these waivers. This § 7.7 does not prevent the Buyer from seeking and obtaining injunctive relief (vorläufiger Rechtsschutz).

§ 8

TMC Guarantee

8.1           TMC hereby guarantees to the Buyer by way of an independent promise of guaranty pursuant to § 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) that Buyer will fulfill its obligations set forth in § 3.1.2 (“Obligations”). In the event that Buyer does not fulfill its Obligations, TMC shall put the Seller into the position Seller would have been had the Buyer fulfilled its Obligations (restitution in kind; Naturalrestitution). If the Buyer has not fulfilled its Obligations within a reasonable additional period, i.e. no longer than 3 months, TMC shall be obliged to pay to the Seller the amount that would be necessary to put Seller in the position in which Seller would be in had the Buyer fulfilled its Obligations, for the avoidance of doubt, by way of monetary damages (Schadenersatz in Geld) for all damages suffered by the Seller as a result of such breach of Obligations (including, for the avoidance of doubt, reasonable attorney’s fees).

8.2           Waiving the defense of voidability and set-off (Einrede der Anfechtbarkeit und Aufrechenbarkeit) pursuant to § 770 BGB and the defense of failure to pursue remedies (Einrede der Vorausklage) pursuant to § 771 BGB, TMC hereby grants to the Seller a guarantee (selbstschuldnerische Bürgschaft) with respect to the settlement of all of Buyer’s present and future liabilities vis-à-vis Seller arising out of or in connection with this Agreement. Sec. 768 of the German Civil Code (BGB) remains unaffected.

§ 8a

Indemnifications/ Reimbursement of expenses

8a.1         Buyer shall indemnify (freistellen) the Seller against any claims of Deutsche Bank AG arising out of Seller’s declaration to be jointly liable with Discovery for the repayment of a subsidy in an amount of EUR 384,300 plus interest, if any, as granted on the basis of an agreement between Discovery and Deutsche Bank AG, dated August 18 / November 21, 2003, both as attached hereto for identification reasons only (nur zu Beweiszwecken) as Annex 8a, provided, however, that Buyer shall not be obliged to indemnify Seller hereunder if the facts or events on which the claim for repayment of the subsidy is based have already occurred prior to the Transfer Date.

8a.2         In the event that Deutsche Bank AG makes a claim against Seller for which Seller may claim indemnification under § 8a.1, Seller shall inform Buyer about such claim immediately in writing, not make any statements or payments to Deutsche Bank AG without Buyer’s consent and will allow Buyer to conduct – at Buyer’s expense – the defense against any such claim.

8a.3         Buyer shall reimburse to the Seller the amount of actual shareholder financing made by way of cash contributions by Seller into Discovery’s capital reserve during the period of July 18, 2008 and Transfer Date, provided (i) that such contributions were made and that such cash was spent by Discovery in the ordinary course of business consistent with past practice and that (ii) Buyer’s payment obligation under this § 8a.3 shall not exceed a total amount of EUR 250,000.

8a.4         The Parties will cooperate in good faith to achieve that the granting of the license agreed in § 3.1.2 lit. (b) to (e) will be structured in a way which reasonably minimizes the rights of banks or authorities to make a claim against Discovery under the subsidies and public grants granted until the Transfer Date

(“Reclaims”).  Seller shall indemnify (freistellen) Buyer and/or Discovery against all Reclaims, however, Seller shall not be obliged to indemnify Discovery hereunder if the facts or events on which the Reclaims are based occur after the Transfer Date and independently of the granting of the License under § 3.1.2.; it being understood, however, that Buyer shall in any event only be obliged to comply with the obligations under § 3.1.2 lit. (b) to (e) if the Seller establishes satisfactory evidence as reasonably requested by Buyer that it will be able to fulfill its obligations to Buyer under the indemnification set forth in the preceding sentence.

8a.5         Seller shall indemnify (freistellen) Buyer and/or Discovery for the full amount against any re-claims including any other claims made by banks or authorities under the subsidies and grants according to § 5.1.12 as a result of this Transaction or its implementation. In this case § 7.5 shall apply accordingly. Any payment by Seller shall be due and payable upon notification by Buyer of Seller of respective declaration of reclaim (Rückforderungsbescheid). Any set-off (Aufrechnung) or withholding (Zurückbehaltung) against any claims for payment of the Seller with any claims arising under § 5.1.12 shall require the receipt of the respective declaration of reclaim (Zugang des Rückforderungsbescheids).

§ 9

Regulatory Requirements

After due examination, the Parties have concluded that the Transaction does not require merger clearance or any other kind of governmental approval.  For reasons of utmost precaution only, if the Parties’ assessment should have been incorrect and any regulatory filings should be required, the Parties shall ensure that any filings with competent governmental authorities required under the applicable laws, if any, shall be made without undue delay.  The Seller and the Buyer shall (i) closely cooperate in the preparation of such filings and (ii) supply to any competent governmental authority as promptly as practicable any additional information requested pursuant to any applicable laws and take all other procedural actions required in order to consummate the Transaction contemplated by this Agreement.

§ 10

Non-Compete; Non-Solicitation

10.1         For a period of five (5) years from the Transfer Date, the Seller and its Affiliates shall refrain from, either directly or indirectly as a shareholder, investor, partner, consultant or otherwise, engaging, or commencing to engage, in research, development or commercialization  or any other business or operations competitive with the Business as conducted on the Transfer Date or the three year period prior to the Transfer Date, anywhere in the world (each of the activities described in this § 10.1 a “Competing Activity”).

The obligations contained in this § 10.1 shall not prevent the Seller and its Affiliates from purchasing or holding shares for investment purposes up to a maximum participation of five percent (5%) in a company engaged in a Competing Activity, provided that, however, such participation does not grant, directly or indirectly, management functions or a controlling influence for other reasons.

Should the term of the non-compete obligations contained in this § 10.1 violate applicable laws, the Parties irrevocably agree that this § 10.1 shall remain in full force and effect for the maximum period allowed under applicable laws.  § 16.6 (Severability) remains unaffected.

10.2         Except for an engagement of the Seller’s board members (Vorstandsmitglieder) by Buyer or its Affiliates, neither Party or its “Affiliates” within the meaning of §§ 15 et seq. German Stock Corporation Act (AktG) (or equivalent provisions under any laws applicable to either Party) (the “Bound Parties”) shall, for a period of six months after the date of Signing, directly or indirectly initiate or conduct discussions, or cause the Bound Parties or any other person to initiate or conduct discussions, about future employment with, or employ, any director, officer, senior manager, or member of management of, or any other employee, including skilled employees, of the other Party or any of its Affiliates  (together, the “Protected Personnel”), without the other Party’s prior written consent and shall not make offers of employment to this effect to any such persons.  However, any engagement of a person belonging to the Protected Personnel triggered by general non-targeted recruitment advertisements and unsolicited approaches from such employees shall not be deemed a breach of the aforesaid obligation.

§ 11

Confidentiality; Press Releases

11.1         The Parties mutually undertake to keep the contents of this Agreement secret and confidential vis-à-vis any third party except to the extent that the relevant facts are publicly known or disclosure is required by law or any stock exchange listing rule.  In such case, and to the extent permitted by applicable laws and feasible under the circumstances, the Parties shall, however, inform each other prior to such disclosure and shall limit any disclosure to the minimum required by statute, the authorities or any stock exchange listing rule.

No press releases or other public announcement concerning the transactions contemplated by this Agreement shall be made by either Party unless the form and text of such announcement shall first have been approved by the other Parties except that - if the other Party is required by law or by applicable stock exchange regulations to make an announcement - it may do so after providing the respective text to Seller for prior review.

11.2         Without prior consent of the Buyer or Discovery the Seller shall, for a period of ten (10) years after the Transfer Date, keep confidential and not disclose to any third party and shall not use, any business or trade secrets of Discovery and the Business other than those business or trade secrets which have become publicly known through no fault of the Seller or which the Seller is required to disclose as necessary to comply with any legal requirements.

11.3         Unless stated otherwise in this Agreement, all existing non-disclosure agreements between the Parties shall expire as of the Transfer Date.

11.4         The Seller shall make available to the Buyer such financial information and shall provide such reasonable assistance, including without limitation using best efforts to provide to the Buyer and its authorized representatives reasonable access to the work papers of the Seller’s auditors relating to the Seller, as is reasonably necessary for the Buyer to prepare on a timely basis the financial statements required by Item 9.01 of Form 8-K to be filed by the Buyer under the Exchange Act with respect to the transactions contemplated by this Agreement.  In addition, to the extent that the financial statements required by Item 9.01 of Form 8-K include audited financial statements of the Seller that have been prepared by the Seller, then the Seller shall use its best efforts to cause the Seller’s auditors to consent to the inclusion of its audit reports with respect to such financial statements in the Form 8-K to be filed by the Buyer.

§ 12

Assignment of Rights and Obligations

12.1         This Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, by the Seller without the prior written consent of the Buyer.

12.2         This Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, by the Buyer without the prior written consent of the Seller. The Seller hereby expressly consents in advance to the assignment and transfer of this Agreement and any rights and obligations hereunder, in whole or in part, by the Buyer to its Affiliates. The Seller also hereby expressly consents in advance to any other assignment and transfer of this Agreement and any rights and obligations hereunder, in whole or in part, by Buyer and/or TMC, as the case may be, provided that Buyer and/or TMC, as the case may be, remain in the same way and jointly liable (Gesamtschuld) to all of their respective obligations under this Agreement. The Buyer shall notify the Seller in writing in advance of any such assignment.

§ 13

Costs and Expenses

All expenses, costs, fees and charges in connection with the Transaction contemplated under this Agreement including any legal fees, shall be borne by the Party commissioning the respective costs, fees and charges.  The costs for the notarization of this Agreement shall be borne by the Buyer and Seller in equal shares.

§ 14

Notices

14.1         All declarations, notices or other communications hereunder (hereinafter the “Notices”) shall be done in writing in the English language and delivered by hand or by courier or by facsimile to the person at the addresses set forth below, or such other addresses as may be designated by the respective Party to the other Parties in the same manner and in accordance with § 14.4, except for mandatory law requiring otherwise.

14.2         Any Notice to be given to the Seller hereunder shall be addressed as follows:

Curacyte AG

Attn.: Mr. Giersiefen

Grillparzerstr. 14

81675 Munich

Germany

Telefax:  +49 89 200014217

with a copy to:

Holme Roberts Owen

Attn.: Mr. Ritter

Rosental 4

80331 Munich

Germany

Telefax: +49 89 38398099

14.3         Any Notice to be given to the Buyer hereunder shall be addressed as follows:

MDCO Acquisition GmbH

Attn.: Dr. Andreas Bremer

Deutscher Platz 5

04103 Leipzig

Telefax: +49 341 21555295

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP

Attn.: Dr. Roland Steinmeyer

Friedrichstraße 95

10117 Berlin

Germany

Telefax: +49 30 2022 6500

Dr. Roland Steinmeyer, c/o Wilmer Cutler Pickering Hale and Dorr LLP, Berlin office, shall also be irrevocably be appointed by Buyer and / or TMC as service agent (Zustellungsbevollmächtigter) for all services and notices to be made under or in connection with the Transaction and / or this Agreement.

Any Notice to be given to TMC hereunder shall be addressed as follows:

The Medicines Company

Attn.: Glenn Sblendorio

8 Campus Drive

Parsippany, NJ 07054

USA

Telefax: +1 973 6560740

and with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP

Attn.: Dr. Roland Steinmeyer

Friedrichstraße 95

10117 Berlin

Germany

Telefax: +49 30 2022 6500

14.4         The Parties may change the notice parties set forth in § 14.3 with two weeks written notice to the other Parties. They are to, without being legally obliged to, communicate any change of their respective addresses set forth in §§ 14.2 and 14 as soon as possible in writing to the respective other Party.  Until such communication, the address as hitherto shall be relevant. The capacity of Dr. Roland Steinmeyer as service agent may only be changed with prior written approval by Seller, which shall not be unreasonably withheld.

14.5         Except if the Parties mutually agree otherwise, the receipt of copies of Notices by the Parties’ advisors shall not constitute or substitute the receipt of such Notices by the Parties themselves. Any Notice shall be deemed received by a Party regardless of whether any copy of such Notice has been sent to or received by an advisor of such Party or the acting notary, irrespective of whether the delivery of such copy was mandated by this Agreement. § 14.3 remains unaffected.

§ 15

Governing Law; Arbitration

15.1         This Agreement shall be governed by, and construed in accordance with, the material laws of Germany, excluding the laws of conflict and United Nations Convention on Contracts for the International Sale of Goods (CISG).

15.2         All disputes arising in connection with this Agreement or its validity shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the International Chamber of Commerce without recourse to the ordinary courts of law, provided, however, that the Parties may mutually agree to have only one arbitrators decide the dispute.  The venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings shall be English, provided, however, that written evidence may be submitted in either the English or German language.  Without prejudice to the foregoing, in the event that mandatory applicable law requires or allows any matter arising out of or in connection with this Agreement and its execution to be decided upon by an ordinary court of law, the competent courts in Frankfurt / Main, Germany, shall have the exclusive jurisdiction.

§ 16

Miscellaneous

16.1         Heretofore and hereinafter, “Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Frankfurt am Main and New York.

16.2         Any amendment or supplementation of this Agreement, including of this provision, shall be valid only if made in writing, except where a stricter form (e.g. notarization) is required under applicable law.

16.3         This Agreement is written in the English language (except that Annexes may be partly in the German language). Terms to which a German translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation. Any reference made in this Agreement to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, regulations or legal relationships (hereinafter collectively referred to as the “Legal Terms”) under German law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law.  Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as - functionally - come closest to the Legal Terms under German law.

16.4         The headings and sub-headings of the sections contained herein are for convenience and reference purposes only and shall not affect the meaning or construction of any of the provisions hereof.  All Annexes attached hereto form an integral part of this Agreement.

16.5         This Agreement constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement or parts thereof.  Side agreements to this Agreement do not exist.

16.6         Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby.  Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent.  The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

(continuation see next page)

IN WITNESS THEREOF this public deed has been read aloud in its entirety, with the exception of the Annexes 3.1.2 (b), 5.1.1 (d)/1, 5.1.2, 5.1.3/1, 5.1.4, 5.1.7 (d), 5.1.8 (c)/1, as well as the Annexes 5.1.8 (c)/2 and Annnex 8a, in the presence of the persons appeared and in my presence. After reading this public deed has been found to be correct and approved by the persons appeared. After that the persons appeared have signed the public deed in my presence, whereupon I, the notary public, have also signed this public deed and affixed my official seal. The Annexes 3.1.2 (b), 5.1.1 (d)/1, 5.1.2, 5.1.3/1, 5.1.4, 5.1.7 (d) and 5.1.8 (c)/1 were presented to the persons appeared and each page signed by them. The persons appeared waived their right to have these Annexes read aloud.

The Annexes 5.1.8 (c)/2 and Annnex 8a are annexed to this deed for identification reasons only and therefore do not form part of the declarations of the parties. The persons appeared also waived their right to have these Annexes read aloud.

BASEL, this 4th (fourth) day of August  2008 (twothousandandeight)

Allg. Prot. 2008 / Nr. 75